Eurasian Minerals Inc.
NEWS RELEASE

Eurasian Minerals Options Lomitas Negras Porphyry Copper Project to Kennecott
Exploration Company

Vancouver, British Columbia, May 15, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the signing of an Exploration and Option to Purchase Agreement (the “Agreement”), through its wholly owned subsidiary Bronco Creek Exploration, for the Lomitas Negras porphyry copper project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. The project is approximately 50 kilometers northeast of Tucson, Arizona within the prolific Laramide-age porphyry copper belt of the southwestern United States. Please see www.eurasianminerals.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, Kennecott can earn a 100% interest in the project by completing US$4,500,000 in exploration expenditures and paying escalating option payments totaling US$900,000 within five years after the date of the Agreement, after which EMX will retain a 2% NSR royalty.

In addition, Kennecott will make yearly advanced minimum royalty (“AMR”) payments and other payments based upon project milestones as outlined below:

Annual AMR payments starting at US$125,000 and commencing upon exercise of the option.
Milestone payments consisting of:
US$500,000 upon completion of an Order of Magnitude Study or Preliminary Economic Assessment;
US$1,000,000 upon completion of a Prefeasibility Study; and
US$2,500,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

Property Overview. The Lomitas Negras project is located approximately five kilometers southeast of the town of San Manuel, and contains isolated altered outcrops that occur in a broad area of post-mineral cover rocks. The project area is ringed by Laramide-age intrusive rocks and porphyry copper/skarn deposits that include BHP-Billiton’s San Manuel-Kalamazoo deposits (~16 kilometer north), Redhawk’s Copper Creek deposit (~20 kilometers northeast), and Oracle Mining Corp.’s Oracle Ridge deposit (~10 kilometers southwest). Outcrops on the property exhibit alteration and anomalous base metal mineralization that characteristically occurs on the margins of porphyry copper systems. EMX’s recognition of the importance of the altered outcrops, combined with a new interpretation of the extensional structural setting of the area, led to the identification of concealed porphyry copper-molybdenum targets beneath post-mineralization pediment cover.

EMX acquired the property and completed geologic mapping, outcrop geochemical sampling, a soil gas hydrocarbon survey, and a property-wide ZTEM/magnetic geophysical survey, all funded by a previous partner. Three target areas with coincident geologic, geophysical, and geochemical anomalies were identified from this work, and 32 sites were permitted for drill testing. In 2013, EMX completed a three hole, pre-collar reverse circulation drilling program over two of the target areas in preparation for a follow-up diamond drilling program. Two of these pre-collar holes encountered altered porphyry and host rock fragments within the deepest pediment horizon that suggest a nearby, concealed porphyry source.

EMX and Kennecott are designing a work program to follow up on EMX’s previous exploration results and targets. EMX will be the operator through the initial program.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

About EMX. Eurasian Minerals Inc. is a royalty generator with a growing portfolio. Eurasian leverages asset ownership and exploration insight into partnerships that advance our mineral properties where EMX retains royalty interests. EMX complements its generative business through strategic investments and third party royalty acquisitions.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2014 (the“MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2013 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com